Notice to ASX/LSE 8 March 2022 Notices of 2022 annual general meetings Rio Tinto will today issue notices for the 2022 annual general meetings of Rio Tinto plc and Rio Tinto Limited. The notices will be available at riotinto.com/agm. Rio Tinto Limited’s notice of meeting will also be released to the ASX. Rio Tinto plc will hold its 2022 annual general meeting on 8 April 2022 in London and Rio Tinto Limited will hold its 2022 annual general meeting on 5 May 2022 in Melbourne. Shareholders are invited to participate in the meeting in person or virtually. In the lead up to the annual general meetings, Rio Tinto will continue to monitor the COVID-19 situation in the United Kingdom and in Australia. Attendance in person at the meetings may be subject to any restrictions in force at the time. If it becomes necessary or appropriate to make alternate arrangements to hold the meetings, shareholders will be given as much notice as possible. Updates will be made available at riotinto.com/agm. Exhibit 99.1

Notice to ASX/LSE Page 2 of 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com